Exhibit 12

LONE STAR INDUSTRIES, INC.
Statement Re Computation of Ratio of Earnings to Fixed Charges (Unaudited) (Dollar amounts in thousands)



                                  For the Three Months     For the Nine Months
                                   Ended September 30,      Ended September 30,
                                    1996         1995        1996         1995

Earnings Available:

  Income before provision
        for income taxes            $ 38,271   $ 26,723    $ 59,147     $37,571

  Less: Excess of earnings over
        dividends of less than fifty
        percent owned companies      	     0     (1,484)          0     (3,708)

        Capitalized interest            (318)       (97)       (738)       (158)
                                      37,953     25,142      58,409      33,705

Fixed Charges:

  Interest expense (including
        capitalized interest) and
        amortization of debt
        discount and expenses          1,982      2,317       5,948       7,055

  Portion of rent expense
        representative of an
        interest factor                  246        544         789       1,631

Total Fixed Charges                    2,228      2,861       6,737       8,686
                                    ________   ________    ________     _______
Total Earnings Available            $ 40,181   $ 28,003    $ 65,146     $42,391


Ratio of Earnings to Fixed Charges     18.03X      9.79X       9.67X       4.88X


Earnings deficiency                 $      0   $      0    $      0     $      0